# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CEMTREX INC, CIK 0001435064
CUSIP: 15130G881
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 276 GREENPOINT AVE. BLD 8 SUITE 208, BROOKLYN, New York (NY), 11222
Date of event which requires filing of this statement: 05/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 150,000; sole dispositive power 0; shared dispositive power 150,000; aggregate amount beneficially owned 150,000 (4.94% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 150,000; sole dispositive power 0; shared dispositive power 150,000; aggregate amount beneficially owned 150,000 (4.94% of the class)
- District 2 Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 150,000; sole dispositive power 0; shared dispositive power 150,000; aggregate amount beneficially owned 150,000 (4.94% of the class)
- District 2 Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 150,000; sole dispositive power 0; shared dispositive power 150,000; aggregate amount beneficially owned 150,000 (4.94% of the class)
- District 2 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 150,000; sole dispositive power 0; shared dispositive power 150,000; aggregate amount beneficially owned 150,000 (4.94% of the class)
- District 2 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 150,000; sole dispositive power 0; shared dispositive power 150,000; aggregate amount beneficially owned 150,000 (4.94% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 300,000; sole dispositive power 0; shared dispositive power 300,000; aggregate amount beneficially owned 300,000 (9.89% of the class)

## Item 1. Issuer
Name of issuer: CEMTREX INC
Address of issuer's principal executive offices: 135 Fell Court, Hauppauge, NY 11788

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

District 2 Capital Fund LP ("District 2 CF")

District 2 Capital LP ("District 2")

District 2 GP LLC ("District 2 GP")

District 2 Holdings LLC ("District 2 Holdings")

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

Bigger Capital Fund GP, LLC
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

District 2 Capital Fund LP
175 W. Carver Street
Huntington, NY 11743

District 2 Capital LP
175 W. Carver Street
Huntington, NY 11743

District 2 GP LLC
175 W. Carver Street
Huntington, NY 11743

District 2 Holdings LLC
175 W. Carver Street
Huntington, NY 11743

Michael Bigger
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135
Citizenship:
Bigger Capital Fund, LP
Delaware

Bigger Capital Fund GP, LLC
Delaware

District 2 Capital Fund LP
Delaware

District 2 Capital LP
Delaware

District 2 GP LLC
Delaware

District 2 Holdings LLC
Delaware

Michael Bigger
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of May 28, 2025, Bigger Capital beneficially owned 150,000 shares of Common Stock.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the Issuer's securities described herein.

Mr. Bigger, as the managing member of Bigger GP may be deemed to beneficially own the Issuer's securities described herein.

As of May 28, 2025, District 2 CF beneficially owned 150,000 shares of Common Stock.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the: (i) 150,000 shares of Common Stock beneficially owned by Bigger Capital, and (ii) 150,000 shares of Common Stock, beneficially owned by District 2 CF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

Prior to market open on May 29, 2025, the Reporting Persons sold the Common Stock.
Percent of class:
The following percentages are based on 3,034,581 shares of Common Stock outstanding immediately after the offering based upon the Issuer's Prospectus Supplement filed under Rule 424(b)(5) with the Securities and Exchange Commission on May 29, 2025.

As of the close of business on May 28, 2025, each of Bigger Capital and Bigger GP may be deemed to beneficially own approximately 4.94% of the outstanding shares of Common Stock. Subsequent to May 28, 2025, each of Bigger Capital and Bigger GP had no beneficial ownership due to the sale of 150,000 shares of Common Stock.

As of the close of business on May 28, 2025, each of District 2 CF, District 2, District 2 GP and District Holdings may be deemed to beneficially own approximately 4.94% of the outstanding shares of Common Stock. Subsequent to May 28, 2025, each of District 2 CF, District 2, District 2 GP and District Holdings had no beneficial ownership due to the sale of 150,000 shares of Common Stock.

As of the close of business on May 28, 2025, Mr. Bigger may be deemed to beneficially own approximately 9.89% of the outstanding shares of Common Stock. Subsequent to May 28, 2025, Mr. Bigger had no beneficial ownership due to the sale of 300,000 shares of Common Stock.

Regarding Item 5 below, subsequent to May 28, 2025, the Reporting Persons sold all of their Common Stock and accordingly, the Reporting Persons as of May 29, 2025, are not the beneficial owners of at least 5.00% of theIssuer's Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (05/30/2025)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (05/30/2025)
- District 2 Capital Fund LP: /s/ Michael Bigger, Michael Bigger, Managing Member of District 2 GP LLC, its general partner (05/30/2025)
- District 2 Capital LP: /s/ Michael Bigger, Michael Bigger, Managing Member (05/30/2025)
- District 2 GP LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (05/30/2025)
- District 2 Holdings LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (05/30/2025)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (05/30/2025)